13012417

SEC Mail Processing Section
FEB 27 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parnassus Funds Distributor

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Market Street, Suite 1600
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Mahon (415) 778-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mah & Associates, LLP
(Name – *if individual, state last, first, middle name*)

201 California Street, Suite 411 (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc C. Mahon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parnassus Funds Distributor, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARIE T. LEE
COMM. #1975462
Notary Public - California
San Francisco County
My Comm. Expires Apr. 19, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARNASSUS FUNDS DISTRIBUTOR

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2012
TOGETHER WITH
INDEPENDENT AUDITORS' REPORT

PARNASSUS FUNDS DISTRIBUTOR
DECEMBER 31, 2012

Table of Contents

Mah&Associates,LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Parnassus Funds Distributor:

Report on the Financial Statements

We have audited the accompanying balance sheet of Parnassus Funds Distributor (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

201 CALIFORNIA, SUITE 411, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982-1111 TEL. 415 981-1111

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parnassus Funds Distributor as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Mah & Associates, LLP

San Francisco, California
February 15, 2013

Parnassus Funds Distributor
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	6,624
	$	6,624

Liabilities and Stockholder's Equity

Liabilities	$	-
Stockholder's equity:		
Common stock, no par value, authorized 1,000,000 shares, 240 shares issued and outstanding	$	6,000
Retained Earnings		624
Total Stockholder's equity	$	6,624
	$	6,624

See accompanying notes to the financial statements.

Parnassus Funds Distributor
Statement of Income
For the Year Ended December 31, 2012

Revenues:	
Reimbursable income	$ 231,113
Interest income	1
	$ 231,114
Expenses:	
Conferences	$ 74,841
Regulatory	44,210
Rent	29,914
Travel	28,823
Advertising	13,364
Other	13,345
Membership Dues	7,452
Computer Services	7,272
Professional Fees	5,000
Telephone	2,744
Copier Rental	1,770
Postage	878
Printing	795
Office	705
	$ 231,113
Net Income	$ 1

See accompanying notes to the financial statements.

Parnassus Funds Distributor
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Common Stock			Stockholder's
	Shares	Amount	Retained Earnings	Equity
Balance at January 1, 2012	240	$ 6,000	$ 623	$ 6,623
Net Income	-	-	1	1
Balances at December 31, 2012	240	$ 6,000	$ 624	$ 6,624

See accompanying notes to the financial statements.

Parnassus Funds Distributor
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flow from operating activities:		
Net Income	$	1
Net Cash provided by operating activities	$	1
Net increase in cash	$	1
Cash at beginning of year		6,623
Cash at end of year	$	6,624

See accompanying notes to the financial statements.

Parnassus Funds Distributor

Notes to Financial Statements

December 31, 2012

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of operations

Parnassus Funds Distributor (the company or PFD) is a wholly owned subsidiary of Parnassus Investments Inc (PI). The company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The company operates under the provisions of the paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash

The company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2012, cash consisted of one interest-bearing cash account. At December 31, 2012, the Company's interest-bearing cash accounts did not exceed federally insured limits of $250,000.

Income Taxes

The company files consolidated income tax returns with PI and has made the Qualified Subchapter S Subsidiary election. PI will pay for PFD's income and annual taxes, if any. Thus no provision for income taxes has been recorded in these financial statements.

Revenue Recognition

Revenue from services, if any, provided by the company will be recognized when services are provided to the customers. There was no revenue from services provided to the customers during the year ended December 31, 2012.

Advertising

Advertising costs are expensed as incurred. Advertising costs were $13,364 during the year ended December 31, 2012.

Subsequent Events

Subsequent events have been evaluated through February 15, 2013 which is the date the financial statements were available to be issued.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $6,624 which was $1,624 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0 to 1 at December 31, 2012.

Note 3: Related Party Transactions

Effective May 1, 2008, PFD and PI entered into an expense sharing agreement, which calls for PI to pay various overhead and operating expenses of PFD. During the year ended December 31, 2012, PI paid and allocated a total of $231,113 for PFD's operating expenses.

Note 4: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Current Economic Conditions

The current economic environment presents service providers with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of assets, declines in the volume of business, constraints on liquidity and difficulty in obtaining financing. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. In addition, given the volatility of current economic conditions, the values of assets and liabilities, if any, recorded in the financial statements could change rapidly, resulting in material future adjustments that could impact the Company's ability to maintain sufficient liquidity.

Parnassus Funds Distributor

Computation of Net Capital Under Rule 15c3-1 of The

Securities and Exchange Commission

As of December 31, 2012

Net Capital		
Total stockholder's equity	$	6,624
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital	$	6,624
Add subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings	$	6,624
Deductions/charges		-
Net capital before haircuts on securities positions	$	6,624
Haircuts on securities		-
Net Capital	$	6,624
Aggregate Indebtedness	$	-
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess net capital	$	1,624
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	624
Ratio: Aggregate indebtedness to net capital		0.00 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

See accompanying notes to the financial statements.

Mah&Associates,LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Parnassus Funds Distributor:

In planning and performing our audit of the financial statements of Parnassus Funds Distributor (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

201 CALIFORNIA, SUITE 411, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982-1111 TEL. 415 981-1111

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mah & Associates, LLP

San Francisco, California
February 15, 2013